Press Release

Contact: The Korea Fund, Inc.

Financial Advisors: (800) 926-4456

Stockholders: (800) 254-5197

Media Relations: (212) 739-3505

Julian Reid (Chairman of the Board) +44-7768 068 200

The Korea Fund, Inc. Announces Final Results of Tender Offer

NEW YORK, May 30, 2017 (BUSINESS WIRE) – The Board of Directors (the “Board”) of The Korea Fund, Inc. (the “Fund”) (NYSE: KF) today announced the final results of its tender offer.

As previously announced, the Fund conducted a tender offer to purchase for cash up to 10% of its issued and outstanding common stock, at a price equal to 98% of its net asset value (“NAV”) per share on the expiration date. The Fund’s tender offer, which expired at 5:00 p.m. New York City time, on Tuesday, May 23, 2017, was oversubscribed.

Since the Fund’s tender offer was oversubscribed, the Fund will purchase 10% of its respective outstanding common shares on a pro-rata basis based on the number of shares properly tendered (Pro-Ration Factor). The final results of the tender offer are provided in the table below.

Number of Shares Tendered	Number of Tendered Shares to be Purchased	Pro-Ration Factor	Purchase Price (98% of NAV on Expiration Date)	Number of Outstanding Shares after Tender Offer
4,678,586	653,807	13.97%	$43.22	5,884,269

The Fund will purchase the common shares that it has accepted for payment as promptly as possible. Stockholders may obtain further information regarding the Tender Offer from AST Fund Solutions, the Fund’s Information Agent for the Tender Offer, at (800) 290-6427.

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The Korea Fund, Inc. is a non-diversified, closed-end investment company. The Fund seeks long-term capital appreciation through investing primarily in equity securities trading on the Korean stock exchanges. Its shares are listed on the New York Stock Exchange under the symbol “KF.”

Allianz Global Investors U.S. LLC is the Fund’s investment manager. Investment in closed-end funds involves risks. Additional risks are associated with international investing, such as currency fluctuation, government regulations, economic changes and differences in liquidity, which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the U.S. market. Additionally, this Fund focuses its investments in certain geographical regions, thereby increasing its vulnerability to developments in that region. All of these factors potentially subject the Fund’s shares to greater price volatility. The NAV of the Fund will fluctuate with the value of the underlying securities. Closed-end funds trade on their market value, not NAV, and closed-end funds often trade at a discount to their NAV.

The Fund’s daily New York Stock Exchange closing market price and NAV per share, as well as other information, including updated portfolio statistics and performance are available at www.thekoreafund.com or by calling the Fund’s stockholder servicing agent at (800) 254-5197.

Statements made in this release that look forward in time involve risks and uncertainties and are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other companies, changes in government policy or regulation, inability to attract or retain key employees, inability to implement its operating strategy and/or acquisition strategy, and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.

This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.

Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.

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